File No. _________


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


                 (Names and address of foreign utility company)

                              Toledo Power Company
             P.O. Box 10, Sangi, Toledo City, 6038 Cebu, Philippines


                      (Name and address of filing company)

                               Mirant Corporation
                     1155 Perimeter Center West - Suite 100
                             Atlanta, Georgia 30338


            The Commission is requested to address communications to:

                              Elizabeth B. Chandler
                               Mirant Corporation
                           1155 Perimeter Center West
                             Atlanta, Georgia 30338


1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.


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         Toledo Power Company, a general partnership registered under the laws of the Republic of Philippines (the "Project Entity"), has been organized to own and operate two electrical generation facilities commonly known as the Sangi Thermal Power Plant and Carmen Diesel Power Plant located in Cebu, Philippines, with a total nominal capacity of approximately 145.75 MW. The address of the Project Entity is P.O. Box 10, Sangi, Toledo City, 6038 Cebu, Philippines. ARB Power Ventures, Inc. and CMS Generation Cebu Limited Duration Company, intermediate subsidiaries of Mirant Corporation, hold a 52.5% and 47.5% partnership interest, respectively, in the Project Entity.


2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

                                      None


                                    EXHIBIT A
                                    ---------

                                  Inapplicable


                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                               Mirant Corporation



                               By: /s/Elizabeth B. Chandler
                                   ---------------------------------------------
                                   Elizabeth B. Chandler
                                   Vice President


Date: June 7, 2002

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